NATURAL HEALTH TRENDS CORP.
2050 Diplomat Drive
Dallas, Texas 75234
March 14, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Natural Health Trends Corp. Registration Statement on Form S-3 (File No. 333-147480)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Natural Health Trends Corp. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. (Washington, D.C. time) on March 17, 2008, or as soon thereafter as practicable.
     The Company is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934, and specifically acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NATURAL HEALTH TRENDS CORP.
By:	/s/ Chris T. Sharng
Chris T. Sharng, President